Exhibit 99.4

Turbo Energy Joins with French Retail Giant, Leroy Merlin, to Market Sunbox Solar Energy System in Spain

This collaboration will further drive the adoption of photovoltaic energy in Spain and contribute to the global effort to combat climate change.

Valencia, Spain, Nov. 7, 2023 -- Turbo Energy, S.A. (Nasdaq: TURB), a Spain-based leader in photovoltaic energy storage, today announces a strategic alliance with French multinational retailer Leroy Merlin to include Turbo’s residential photovoltaic product, Sunbox, in Merlin’s range of photovoltaic products available in Spain.

The collaboration represents a significant milestone for Turbo Energy and is expected to solidify its position as a pioneer in the field of solar energy in Spain.

Sunbox, Turbo Energy’s flagship product, is an innovative all-in-one A.I. solution that integrates all the necessary electronics to harness solar energy and provide clean, sustainable and free electricity to homes and businesses.

Leroy Merlin, which had revenue in Spain of 3,3 billion euros in 2022, is an international leader in the world of DIY and construction, with 500 million customers across 20 countries. The company is widely known for its emphasis on environmentally-friendly and energy-conserving solutions.

Today’s announcement follows Turbo’s introductory promotion of Sunbox at Leroy Merlin’s retail stores located in Alicante and Albacete in Spain. These promotions exposed Merlin’s customers to the benefits of Sunbox and helped to convince Merlin to enter a formal alliance with Turbo.

Last month Turbo announced the receipt of a patent, granted for Spain, for a software development the company said allowed Sunbox to become among the most innovative residential photovoltaic equipment on the market.

“We believe this collaboration with Leroy Merlin will further drive the adoption of photovoltaic energy in Spain and contribute to the global effort to combat climate change,” said Turbo general manager Mariano Soria. “The collaboration is also likely to add meaningful incremental revenue for Turbo in 2024.”

About Turbo Energy, S.A.:

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The company’s focus is on developing innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of Artificial Intelligence and advanced technology, Turbo Energy is paving the way towards a more sustainable and energy-efficient future. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the filings that we make with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

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New York, NY 10020

Office: (646) 893-5835

Email: info@skylineccg.com